CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.
September 30, 2025
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549

Attn:	Marion Graham
Jeff Kauten
Stephen Krikorian
Melissa Walsh

Re:	Navan, Inc.
Registration Statement on Form S-1
Filed September 19, 2025
File No. 333-290396
Ladies and Gentlemen:
On behalf of Navan, Inc. (the “Company”), in connection with the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission on June 20, 2025 and subsequently publicly filed with the Commission on September 19, 2025 (File No. 333-290396) (the “Registration Statement”), we are providing this letter in response to comment #10 (the “Comment”) received from the staff of the Commission (the “Staff”) by letter dated July 17, 2025 with respect to the Registration Statement to compare the Company’s most recent valuation and related equity awards to the midpoint of the Preliminary Price Range (as defined below). This letter supplements the

U.S. Securities and Exchange Commission September 30, 2025 Page 2
Company’s prior letter in response to the Comment, submitted to the Staff on August 26, 2025 (the “Prior Response”).
Confidential Treatment Request
Due to the commercially sensitive nature of certain information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record, and not be disclosed to any person. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5059 rather than rely on the U.S. mail for such notice.
Historical Valuations and Equity Award Grants
Since the date of the Prior Response, the Company has not granted any additional equity awards and does not anticipate granting any equity awards subsequent to the date of this letter through the anticipated IPO date, other than a stock option award that the Company expects to grant immediately following the pricing of the Company’s proposed initial public offering (the “IPO”), as described in the Registration Statement. The Company expects to use the actual price to the public in its IPO (the “IPO Price”) as the fair value per share of Class A common stock for determining the grant date fair value and related stock-based compensation expense for this stock option award.
For the Staff’s reference, the Company has reproduced the results of the Company’s independent common stock valuation reports (each, a “Valuation Report”), and the resulting common stock valuation determinations of the Company’s board of directors (the “Board”), relating to equity awards granted during the period from February 1, 2024 through the date of this letter (the “Review Period”), as well as a chronological listing of equity awards granted during the Review Period, including the fair value per share of the underlying Class A common stock at the applicable grant date for financial reporting purposes, each as previously presented in the Prior Response. The Company advises the Staff that all per share numbers set forth in this letter retroactively reflect a one-for-three reverse stock split effected by the Company on September 18, 2025.

U.S. Securities and Exchange Commission September 30, 2025 Page 3
Valuations

Date of Valuation	Fair Value per Share
October 31, 2023	$16.26
October 31, 2024	$20.31
January 31, 2025	$22.62
April 30, 2025	$23.31
July 31, 2025	$25.35
Equity Award Grants

Grant Date	Award Type(1)	Number of Shares Underlying Awards	Exercise Price Per Share	Estimated Fair Value Per Share for Financial Reporting Purposes(2)
April 10, 2024	RSU	46,468		$18.06
	Option	1,956,542	$16.26	$18.06
June 30, 2024	RSU	1,771,618		$18.96
	Option	1,261,368	$16.26	$18.96
October 16, 2024	RSU	283,371		$20.13
	Option	559,321	$16.26	$20.13
January 22, 2025	RSU	1,676,013		$22.38
	Option	648,434	$20.31	$22.38
April 24, 2025	RSU	2,589,710		$23.25
	Option	2,414,840	$22.62	$23.25
May 7, 2025	RSU	681,580		$23.46
July 7, 2025	Option	160,077	$23.31	$24.81
August 21, 2025	RSU	2,250,259		$25.35(3)
	Option	339,246	$25.35	$25.35(3)

U.S. Securities and Exchange Commission September 30, 2025 Page 4
______________
(1)Certain of the restricted stock units (“RSUs”) granted during the Review Period are subject to time-based service vesting conditions, which have been satisfied for certain of the awards as of the date of this letter, as well as a performance-based vesting condition, which will be satisfied upon the effectiveness of the Draft Registration Statement. As a result, the Company has not recognized any stock-based compensation expense for these awards through the date of this letter. The Company will not recognize any stock-based compensation expense in respect of such RSUs until the performance-based vesting condition has been satisfied, upon which time the Company will record stock-based compensation expense for awards that have satisfied the time-based service vesting condition using an accelerated attribution method over the requisite service period.
(2)For financial reporting purposes, the Company applies linear interpolation for awards granted between valuation dates. The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its Class A common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.
(3)The Company and its Board have estimated the fair value of the Company’s Class A common stock for the August 21, 2025 grants based on the Valuation Report as of July 31, 2025. However, for these grants and any subsequent awards granted following the date of this letter and through the date of the IPO, the Company intends to reassess the fair value of its Class A common stock for such awards by incorporating all available information to date, including the IPO Price, and linearly interpolate the difference between the fair value of Class A common stock as of July 31, 2025 and such subsequent indicators of fair value, including the IPO Price.
Preliminary Price Range
The Company supplementally advises the Staff that it expects the price range per share, which will be included on the cover of the Company’s preliminary prospectus, to be consistent with the Company’s most recent valuations determined by its Board. The Company notes that the lead underwriters for the IPO, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. (the “Representatives”), provided a view to the Company’s Board on a preliminary estimate of the price range of $[***] to $[***] per share of Class A common stock (the “Preliminary Price Range”) on September 11, 2025. The Company notes that the estimated fair value per share of the Company’s Class A common stock from the most recent valuations performed by the Board as of July 31, 2025, April 30, 2025, and January 31, 2025 were $25.35, $23.31, and $22.62, respectively [***].
The Preliminary Price Range was not derived using a formal determination of fair value. The Preliminary Price Range has been estimated by the Representatives based upon current market conditions, the Company’s financial condition and prospects, and the performance of comparable companies in the Company’s industry. The Preliminary Price Range does not consider any discount for the current lack of marketability for the Company’s Class A common stock and assumes an IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. The Company supplementally advises the Staff that the Preliminary Price Range is subject to further revision based on market conditions, business developments, and other factors.

U.S. Securities and Exchange Commission September 30, 2025 Page 5
The Company confirms to the Staff that, in accordance with Item 501(b)(3) of Regulation S-K and Question 134.04 of the Regulation S-K Compliance and Disclosure Interpretations, the difference between the high and low end of the bona fide price range (the “Price Range”) that will be included in an amendment to the Registration Statement that will be filed shortly before the commencement of the Company’s roadshow will be no more than 20%, assuming the maximum price is greater than $10.00 per share. The parameters of the Price Range will be subject to then-current market conditions, continuing discussions with the underwriters, any business developments impacting the Company, and other factors.
The Company submits that the primary factor that explains the [***] between the Preliminary Price Range and the fair value of the Class A common stock used for the Company’s most recent equity awards is the [***].
As such, taking into account all of the above, the Company respectfully submits that the deemed per share fair values of its Class A common stock used as the basis for determining stock-based compensation expense in connection with its grants of equity awards during the Review Period are reasonable and appropriate for the reasons described herein and in the Registration Statement.
*        *        *

U.S. Securities and Exchange Commission September 30, 2025 Page 6
Please contact me at (650) 843-5059 or Milson Yu at (650) 843-5296 with any questions or further comments regarding our responses to the Staff’s Comment. Thank you in advance for your attention to this matter.

Sincerely,

/s/ John T. McKenna
John T. McKenna

cc:
Ariel Cohen, Navan, Inc.
Amy Butte, Navan, Inc.
Howard Baik, Navan, Inc.
Milson Yu, Cooley LLP
Rachel Proffitt, Cooley LLP
Jon Avina, Cooley LLP
Ran Ben-Tzur, Fenwick & West LLP
Cynthia Hess, Fenwick & West LLP
Jennifer Hitchcock, Fenwick & West LLP